SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022 (Report No. 1)

Commission File Number: 0-27466

NICE LTD.

(Translation of Registrant’s Name into English)

13 Zarchin Street, P.O. Box 690, Ra’anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1          NICE Actimize Recognized with 2022 Frost & Sullivan Product Leadership Award for North America Enterprise Fraud Management, dated August 4, 2022.

99.2          NICE Selected by Scope to Deliver Frictionless Customer Experience Through Digital CX Cloud Platform, dated August 10, 2022.

99.3          NICE Announces Top Tier Microsoft Azure IP Co-Sell Status with the Full Power of NICE CXone Now Available Natively on Azure, dated August 17, 2022.

99.4          NICE Extends CXi Leadership With Next-Gen Digital And Conversational AI Capabilities, dated August 22, 2022.

99.5          NICE Actimize SURVEIL-X Markets Surveillance Cloud Solution Selected by Olivetree Financial to Monitor Market Abuse and Support Multiple Asset Classes, dated August 23, 2022.

99.6          NICE Named a Leader in the 2022 Gartner® Magic Quadrant™ for Contact Center as a Service For 8th Consecutive Year, dated August 24, 2022.

99.7          NICE Actimize Named “Anti-Fraud Product of the Year” Winner in Risk.net’s Risk Technology Awards 2022, dated August 29, 2022.

99.8          NICE Interaction Analytics Chosen by Tele-Centre Services to Drive Customer Experience Interactions (CXi) Transformation, dated August 30, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE LTD. Name: /s/ Tali Mirsky Title: Corporate VP, General Counsel and Corporate Secretary Dated: September 6, 2022

EXHIBIT INDEX

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1	NICE Actimize Recognized with 2022 Frost & Sullivan Product Leadership Award for North America Enterprise Fraud Management, dated August 4, 2022.

99.2	NICE Selected by Scope to Deliver Frictionless Customer Experience Through Digital CX Cloud Platform, dated August 10, 2022.

99.3	NICE Announces Top Tier Microsoft Azure IP Co-Sell Status with the Full Power of NICE CXone Now Available Natively on Azure, dated August 17, 2022.

99.4	NICE Extends CXi Leadership With Next-Gen Digital And Conversational AI Capabilities, dated August 22, 2022.

99.5	NICE Actimize SURVEIL-X Markets Surveillance Cloud Solution Selected by Olivetree Financial to Monitor Market Abuse and Support Multiple Asset Classes, dated August 23, 2022.

99.6	NICE Named a Leader in the 2022 Gartner® Magic Quadrant™ for Contact Center as a Service For 8th Consecutive Year, dated August 24, 2022.

99.7	NICE Actimize Named “Anti-Fraud Product of the Year” Winner in Risk.net’s Risk Technology Awards 2022, dated August 29, 2022.

99.8	NICE Interaction Analytics Chosen by Tele-Centre Services to Drive Customer Experience Interactions (CXi) Transformation, dated August 30, 2022.